SECURITIES AND  EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ----------------------
                                  FORM 12b-25

                         NOTIFICATION OF LATE FILING

SEC File Number 1-15589
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(CHECK ONE)

[X] Form 10-K and Form 10-KSB
[ ] Form 20-F
[ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

For Period Ended: September 30, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:


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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION
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         AMCON DISTRIBUTING COMPANY
         Full Name of Registrant

         7405 Irvington Rd.
         Address of Principal Executive Offices (Street and Number)

         OMAHA, NEBRASKA 68122
         City, State and Zip Code









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PART II - RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

 [X]  (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


 [X]  (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

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PART III - NARRATIVE
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      State below in reasonable detail the reasons why Forms 10-K,
      20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended, AMCON Distributing Company ("AMCON") is unable to file its annual report on Form 10-K for the fiscal year ended September 30, 2005 without unreasonable effort or expense.

AMCON announced on October 21, 2005 that it had entered into a letter of intent ("LOI") with William F. Wright, its Chairman of the Board, Chief Executive Officer and largest stockholder, for the proposed acquisition of 80% of the outstanding common stock of The Healthy Edge, Inc. ("THE") which is currently a direct wholly-owned subsidiary of AMCON. The LOI contemplated that THE would own, at the time of closing of the proposed acquisition, 100% of the equity of Health Food Associates, Inc. (d/b/a Akin's Natural Food Market), Chamberlin's Natural Foods, Inc. (d/b/a Chamberlin's Market and
Cafe), and Hawaiian Natural Water Company, Inc. ("HNWC"), as well as 85% of the equity of Trinity Springs, Inc. ("TSI"), each of which are currently direct or indirect subsidiaries of AMCON.

The LOI also contemplated that the closing for the purchase of THE stock would occur by December 12, 2005. This timing generally coincided with an amendment to the loan agreement for the Company's revolving credit facility with its bank lenders requiring the bottled water businesses of HNWC and TSI to be sold or liquidated by December 10, 2005. The bank lenders recently extended this date to December 31, 2005.

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As announced on December 21, 2005, AMCON continues to negotiate the terms of the potential acquisition with Mr. Wright, who is one of the proposed investors in a limited liability company formed to effect such acquisition. These negotiations have been complicated by, among other things, a ruling by the District Court of the Fifth Judicial District of the State of Idaho on December 15, 2005 which granted the plaintiff's motion for partial summary judgment declaring that the stockholders of Trinity Springs Ltd. (which subsequently changed its name to Crystal Paradise Holdings, Inc.) did not validly approve the sale of its business and assets to TSI, AMCON's subsidiary, because the vote of certain shares issued as a dividend should not have been counted. The District Court has not yet ruled on whether money damages or rescission of the sale transaction and related matters will be ordered as the relief in this action. AMCON and TSI have filed a motion seeking an order requiring the plaintiffs to show the details, terms and conditions of their proposed rescission remedy and the plaintiffs' ability, if any, to effectuate such a remedy. A rescission remedy would require the plaintiffs to restore the parties to their position prior to the asset transaction, including, without limitation, the return of the consideration paid by TSI in the transaction. In response to AMCON and TSI's motion, the District Court has ruled that by January 6, 2006, Plaintiffs are required to present their rescission plan, as it relates to the restoration of the consideration paid by AMCON to Crystal Paradise Holdings, Inc. in the asset transaction. Plaintiffs are not required to present their entire plan for rescission, but must produce any information they have relating to their rescission plan."

AMCON's bank lenders are in the process of amending AMCON's revolving credit agreement to exclude THE and its subsidiaries. However, the uncertainty surrounding the ownership of TSI's business assets have prevented the bank lenders from completing the amendments. The Company believes these amendments are necessary in order to properly disclose its liquidity and capital position and, therefore, will not be able to file its Annual Report on Form 10-K until the TSI and bank matters become more clear.

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PART IV - OTHER INFORMATION
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     (1)     Name and telephone number of person to contact in regard to this notification

             MICHAEL D. JAMES         (402)          331-3727
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                 (Name)           (Area Code)   (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                    [X] Yes                      [ ] No


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     (3)     Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    [X] Yes                      [ ] No

             If so attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AMCON incurred net losses in each of its first three quarters of fiscal 2005 due to losses incurred in its retail and beverage segments and discontinued operations. AMCON will report a net loss for its fourth quarter and fiscal year ended September 30, 2005, but it is unable to determine, or reasonably estimate, the amount of that loss until the transactions discussed above are completed, the final impairment charge of intangible assets is determined and liquidity and capital resources can be fully assessed. AMCON reported a net loss of $4,188,021 for its 2004 fiscal year.

                           AMCON DISTRIBUTING COMPANY
                           --------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 30, 2005                By: /s/ Michael D. James
                                       --------------------
                                       Michael D. James
                                       Secretary, Treasurer and Chief
                                        Financial Officer


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